Exhibit 17.1

September_9_, 2019

Ray Hoogenraad

Board of Directors

Gala Pharmaceutical, Inc.

18881 Von Karman Ave., Suite 1440

Irvine, CA 92612

RE: LETTER OF RESIGNATION

Dear Mr. Hoogenraad:

I am writing to you today, September 9, 2019, to inform you that I am resigning from my position as Chief Executive Officer, Chief Financial Officer, Director, Chairman, Treasurer and any other positions at Gala Pharmaceutical, Inc. and/or its affiliated companies or subsidiaries. I wish to take this final opportunity to thank you for the help, support, and vital knowledge I have received from the various executives and scientists I’ve had the privilege of working with over the past two years I have been with the company. With limited resources I was able to lead Gala to get cannabis testing license at the city of Long Beach, CA and was able to build professional lab for such testing. However at this point due to my personal family matters I will no longer be able to continue my responsibilities at Gala.

In any event, should you require any additional information do not hesitate to contact me.

Sincerely,

Maqsood Rehman

323-326-9730

18881 Von Karman Ave Suite 1440, Irvine, California 92612 (657) 215-5742